Exhibit 99.3

Consortium of UK Police Forces to Deploy NICE Investigate Digital
Evidence Management to Streamline Investigations and Reduce Risk

NICE Investigate provides a strong digital management solution while simultaneously keeping police officers safe

Hoboken, N.J., June 3, 2020 – NICE (Nasdaq: NICE) today announced that a consortium of four UK police forces (Hampshire Constabulary, Thames Valley Police, Surrey Police and Sussex Police), operating as the South East Regional Integrated Policing Programme (SERIP), has signed a contract with NICE to deploy the NICE Investigate Digital Evidence Management Solution (DEMS). SERIP will roll out NICE Investigate to more than 12,000 officers to streamline investigations and address the challenges of growing digital evidence.

“Having had the opportunity to pilot NICE Investigate in the four forces, we could see the system in action and realize the benefits for our investigations and investigators. 92% of our officers said it would make their investigation more effective,” said a spokesperson from SERIP. “NICE Investigate will be transformational for us, not only in terms of time savings but also through improved policing outcomes that will ultimately reduce threats, harm and risk to our communities.”

Running on the secure Microsoft Azure cloud, NICE Investigate is a one-stop solution for automating manual processes around the collection, management, analysis and sharing of all types of digital evidence. NICE Investigate will seamlessly integrate with the four forces’ records management, body-worn video and interview recording systems so investigators can automatically correlate and gather evidence through a single login.

NICE Investigate will also make it much easier for SERIP forces to collect CCTV video for cases. Investigators can instantly pull up a list of cameras within an incident radius and send off a request to registered businesses located within that geographic area. Any uploaded video is automatically transcoded to a useable format and securely stored in the Microsoft Azure cloud.

“With SERIP now rolling out NICE Investigate, we are providing cutting-edge delivery to an increasing number of forces for their day-to-day digital evidence management and digital transformation, ensuring investigations and evidence sharing are match fit for the digital age,” said Chris Wooten, Executive Vice President, NICE. “NICE Investigate is fast becoming the defacto standard for driving digital transformation in policing across the UK and is gaining momentum around the world.”

To learn more about the NICE Investigate Digital Evidence Management solution:

•	Visit the NICE investigate website for additional product information by clicking here.
•	Email PSInfo@NICE.com for more information.

About the South East Regional Integrated Policing Programme (SERIP)
The South East Regional Integrated Policing Programme (SERIP) is a regional program which seeks to enhance collaboration and improve policing outcomes across Surrey, Sussex, Thames Valley and Hampshire police force areas. It seeks to achieve this by aligning systems and functions and standardizing processes. The program aims to develop a regional vision and ambition across the four forces, in support of the National Policing Vision 2025.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.